October 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Chris Edwards, Jimmy McNamara, Kevin Kuhar and Franklin Wyman

Re:	Upstream Bio, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-282197)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 7, 2024 and the date hereof, approximately 668 copies of the Preliminary Prospectus, dated October 7, 2024, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:01 p.m. Eastern Time, on Thursday, October 10, 2024 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
TD SECURITIES (USA) LLC
PIPER SANDLER & CO.
WILLIAM BLAIR & COMPANY, L.L.C.
As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director, Head of Healthcare ECM

TD SECURITIES (USA) LLC

By:	/s/ Mariel Healy
Name: Mariel Healy
Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Chad Huber
Name: Chad Huber
Title: Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Kevin Eisele
Name: Kevin Eisele
Title: Managing Director

[Signature Page to Acceleration Request Letter]